EXTRA SPACE STORAGE INC.

2795 East Cottonwood Parkway, Suite 300

Salt Lake City, UT 84121

June 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kibum Park

Re:	Extra Space Storage Inc.
Registration Statement on Form S-4
Filed June 5, 2023
File No. 333-272407

To the addressee set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Extra Space Storage Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-4 (File No. 333-272407) filed by the Company with the U.S. Securities and Exchange Commission on June 5, 2023 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Time on June 16, 2023, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Gregory P. Rodgers at (212) 906-2918 or, in his absence, Anthony A. Gostanian at (858) 523-3969.

If you have any questions or require additional information, please contact Mr. Rodgers or Mr. Gostanian by a telephone call. Thank you for your assistance and cooperation in this matter.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

EXTRA SPACE STORAGE INC.

/s/ Joseph D. Margolis
Name: Joseph D. Margolis
Title: Chief Executive Officer

[Signature Page to Acceleration Request]

cc:	Gwyn McNeal, Extra Space Storage Inc.

Joseph V. Saffire, Life Storage, Inc.

Alexander E. Gress, Life Storage, Inc.

Craig M. Garner, Latham & Watkins LLP

Greg Rodgers, Latham & Watkins LLP

Anthony A. Gostanian, Latham & Watkins LLP

Stuart A. Barr, Fried, Frank, Harris, Shriver & Jacobson LLP

Meredith L. Mackey, Frank, Harris, Shriver & Jacobson LLP

[Signature Page to Acceleration Request]